Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Piedmont Office Realty Trust, Inc. (the “Company”) for the registration of common stock, preferred stock, debt securities and guarantee of debt securities and to the incorporation by reference therein of our reports dated February 17, 2016 with respect to the consolidated financial statements and schedules of the Company and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

August 8, 2016